Exhibit 99.1



The Power Behind The Energy

Investor Presentation

March, 2009





FORWARD-LOOKING STATEMENTS AND RECONCILIATION OF NON-GAAP MEASURES

Statements in this presentation which are not statements of historical fact are "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section "Risk Factors" in the company's Form 10-K filed with the Securities and Exchange Commission.

Also, this presentation contains certain financial measures, such as EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to figures reported in Foundation Coal's consolidated financial statements are provided in the company's annual and quarterly earnings releases.



IN TODAY'S MARKET…





KEY POINTS

- Highly hedged: 97% committed and priced for 2009

- Low cost: approximately 95% of production from low cost mines

- Diversified operations benefit FCL across all market conditions

- Strong liquidity position, expected to be solidly cash positive

- Record financial performance expected in 2009



PRESENTATION OVERVIEW

- Industry Overview
  - U.S. Market Projections
  - Global Demand Growth
- Foundation Coal Investment Highlights
  - Attractive Asset Base
  - Well-positioned in Today's Market Environment
  - Positive Outlook for Organic Growth
  - Performance Track Record
  - Summary

RECESSION-RESISTANT NATURE OF U.S. ELECTRICITY GENERATION



U.S. Electric Generation
4,500,000,000
4,000,000,000
3,500,000,000
3,000,000,000
2,500,000,000
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
'000 KWh
1950
1953
1956
1959
1962
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
Shaded areas represent previous recessionary periods
Source: EIA, NBER

Source: Raymond James Equity Research

- U.S. electricity generation has only decreased in two of the last nine recessions and then only modestly



U.S. COAL-FIRED GENERATION GROWTH

	January 2009 Report		Implied Annual
	Number of Plants	Capacity (MW)	Consumption (Tons)
Under Construction	28	16,319	
Near Construction	7	2,812	
Permitted	13	7,000	
SUBTOTAL	**48**	**26,131**	**70 - 90 million**
Announced (uncertain potential and timing)	47	31,869	
TOTAL	**95**	**58,000**	**150 - 200 million**

Source: United States Department of Energy, National Energy Technology Laboratory, "Tracking New Coal-Fired Power Plants", January 2009

- Despite the cancellation or postponement of some projects, the U.S. is experiencing the largest expansion of coal-fired generation in 25 years

- 48 projects, representing over 26 GWs of new generation and 70 – 90 million tons of new annual coal demand, are moving forward

- Over half of this new coal-fired generation is expected to rely on PRB coal



COAL—ESSENTIAL COMPONENT OF U.S. ELECTRICITY GENERATION

Billions of KwH by Fuel Source

Billions of KwH by Fuel Source





Source: DOE and Energy Information Administration, 2009 Early Release

- The industry and FCL support technology-based solutions to address climate change, including Carbon Capture and Storage (CCS)
- Support exists among coal mining states and states that depend on low cost electricity from coal
- Economic growth and energy security depend on the U.S. fully utilizing its most affordable and plentiful source of energy: coal



WORLD ENERGY CONSUMPTION EXPECTED TO INCREASE DRAMATICALLY



World Primary Energy Consumption
Quadrillion Btus
800
700
600
500
400
300
200
100
0
2005
2010
2015
2020
2025
2030
Petroleum
Natural Gas
Coal
Nuclear
Other

- Economic & population growth expected to drive energy consumption up 50% by 2030
- Coal demand is expected to increase 65% from 2005 to 2030
- Demand is expected to grow 120% in China and 79% in India from 2005 to 2030
- Together, China and India accounted for 44% of 2005 demand, rising to 57% by 2030 (contributing 78% of all growth)

9

Source: Energy Information Administration, IEO 2008 Forecast



DEMAND-SIDE GAME CHANGERS

- Expected long-term growth in coal-to-liquids and coal gasification

- Oak Ridge National Laboratory study indicates that by 2020 plug-in hybrid electric vehicles will have 25% market share, eventually requiring significant amounts of new electricity generation

- Brazil, Russia, India and China will require massive amounts of energy to satisfy their growing economies and large populations





FOUNDATION COAL OVERVIEW

















SOLID MIX OF NAPP, CAPP & PRB – UNIQUE BALANCE OF OPERATIONS



Powder River Basin (PRB)

Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	49.2
LTM Avg. Realization ($/Ton)	$10.11
Reserves (tons MM)	760
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)

Production Capacity (tons MM)	13.5
LTM Shipments (tons MM)	14.4
LTM Avg. Realization ($/Ton)	$44.72
Reserves (tons MM)	730
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)

Production Capacity (tons MM)	6.0
LTM Shipments (tons MM)	6.9
LTM Avg. Realization ($/Ton)	$71.17
Reserves (tons MM)	232
Btu	High
Sulfur Content	Compliance & Low



FOUNDATION COAL HOLDINGS, INC.

Production Capacity (tons MM)	74.5
LTM Shipments[1] (tons MM)	70.9
LTM Avg. Realization[1] ($/Ton)	$23.47
Reserves (tons MM)	1,748

Headquarters
Baltimore, MD

Illinois Basin
Reserves ~ 26 MM tons

Notes: Shipments, sales, average realization for the twelve 12/31/2008, reserve figures as of 12/31/08.
(1) Shipments, sales, and average realization include tons that were purchased and resold.

LOW-COST PRODUCTION PROFILE


Foundation Coal 2009
Shipment Guidance
Powder
River Basin
West
55MTs
East
19.5MTs
Northern
Appalachia
Central
Appalachia


2009 Expected Shipments From
Low-cost Production
Powder
River Basin
West
74%
East
21%
Northern
Appalachia
Central
Appalachia

Note: Midpoint of 2009 shipment guidance provided 2/12/09

- 95% of expected 2009 shipments anticipated to come from low-cost production in all active regions



HIGHLY HEDGED POSITION

2009 Committed and Price Comparison



Foundation 2009 Avg. Realizations Per Ton		
	East	**West**
4Q07	$44.62	$10.18
1Q08	$52.65	$10.28
2Q08	$57.77	$10.34
3Q08	$65.41	$10.43
4Q08	$65.58	$10.43

Chart legend: ■ 2009 Committed & Priced % as of 3Q08   ■ 2009 Committed & Priced Change in 4Q08

Note: FCL and peer group company documents

- FCL not only ended 2008 highly hedged, but achieved a highly hedged position at the end of 3Q08, earlier than other peer group members
- The success of FCL's market strategy is evident in 2009 Eastern realizations
    - Committed and priced realizations have steadily increased through 4Q08, unlike many other producers
    - Locking in contracts early ensured higher '09 prices in light of declining prices in Q4

14



FAVORABLE LIQUIDITY POSITION

Instrument	Rate	Term/repayment	LT Debt Out.	Committed for LOCs	Available Liquidity
High yield bonds	7.25%	Due 2014	$300MM		
Bank credit agreement	Varies by component	Matures Mid-2011			
- Term Loan A	LIBOR + 125bps	$8.4MM/Qtr beginning 3Q09	$300MM		
- Revolver	LOC fee of 137.5bps			$171MM	**$329MM**
Total Debt (including current maturities)			**$600MM**		

- Excellent liquidity position—$329MM open on revolver, $42MM in cash at 12/31/08, and positive cash flow

- Minimal principal repayments before 2011, consisting only of $8.4MM quarterly repayments on the Term Loan A beginning 3Q09

- FCL is experiencing favorable interest rates in today's turbulent high yield marketplace

- Expected capex of $190-$240MM and the LBA payment $36MM/yr are manageable



ORGANIC GROWTH OPPORTUNITIES

Northern Appalachia

Mine	Resource Description	Production
Foundation (2015-L/W)	~ 420 MM Ton Reserve	7 – 14 MTPY
Freeport (2013)	~ 68 MM Ton Reserve	2 – 3 MTPY (Steam/Met)

Powder River Basin

Wyoming Operations	Expansion (MM tons/yr)	Capacity
Phase III (2011-2012)	10	65 MTPY
Eagle Butte LBA	224 Million Tons	2008 Sale (Successful)
Belle Ayr LBA	200 Million Tons	2010 Sale

Central Appalachia

Mine	Resource Description	Production
Atenville/Harts Creek (2013)	~ 95 MM Ton Reserve	2 MTPY

Coal Gas Recovery

Location	Resource Description	Production
Northern Appalachia	~ 300 Bcf Resource	~ 3,500 Mcf/Day (current) (pot. 10,000-20,000 Mcf/Day)



STRONG GROWTH STORY AND FINANCIAL POSITION

Revenues ($s in millions)



2005	2006	2007	2008
$1,316.9	$1,470.3	$1,489.7	$1,690.1

Coal Shipments (tons in millions)



2005	2006	2007	2008	2009E
68.8	73.9	73.6	70.9	73.0 – 76.0

Adjusted EBITDA ($s in millions)



2005	2006	2007	2008
$309.6	$311.7	$307.5	$316.4

- Record Adjusted EBITDA in 2008
- Record Adjusted EBITDA and diluted EPS expected in 2009
- Debt/'08 Adjusted EBITDA = 1.9x
- Consistent cash generation 2004–2008
- Positive cash generation expected in 2009
- Strong liquidity position with $329 million available on revolving credit facility
- Share repurchases to date total $86.5 million, leaving open authorization of $113.5 million



2009 KEY FOCUS AREAS

- Deliver increased shareholder value through expected record performance in 2009

- Continue to successfully contain operating costs and capital expenditures to maintain our low-cost advantage, strong positive cash flows and excellent liquidity position

- Maintain top-tier performance in safety and regulatory compliance

- Deliver quality products and reliable service to our customers, while protecting the integrity of our coal supply agreements

- Continue to carefully evaluate growth opportunities through both M&A and organic expansion in the context of current market conditions



SUMMARY OF INVESTMENT HIGHLIGHTS

- **Excellent Industry Position**
  - Among the largest producers – fourth by volume
  - Nationally diversified – only producer with a major presence in NAPP & PRB

- **Among The Best Positioned Coal Producers in Today's Economy**
  - Highly hedged: 97% committed and priced for 2009, of which 94% was priced as of 3Q08
  - Successful market strategy: Foundation is able to increase shipment levels in 2009
  - Large-scale, long-lived, low-cost operations: approximately 95% of production is low-cost
  - Strong liquidity: $329 million available on revolver, favorable capital structure with only modest principal repayments due until 2011, and manageable capex requirements

- **Strong Financial Performance Anticipated in 2009**
  - Record Adjusted EBITDA and diluted earnings per share expected in 2009
  - History of consistent free cash flow generation expected to continue in 2009
  - Low 1.9x debt-to-2008E Adjusted EBITDA ratio provides significant financial flexibility

- **Delivering On Growth Strategy**
  - Organic production growth of approximately 20% to ~ 90MTPY possible near-term
  - Selectively pursuing growth through acquisition

- **Attractive Valuation***
  - 2009 EV/EBITDA of 3.1x for FCL versus 3.3x for other companies producing 50+MTPY

* Calculated using FirstCall consensus 2009 EBITDA estimates and enterprise values based on February 20, 2008 closing prices.



The Power Behind The Energy